AMENDMENT NO. 1 TO

TRUST UNIT PURCHASE AGREEMENT

by and between

KINGSBRIDGE CAPITAL LIMITED

and

ENTERRA ENERGY TRUST

This AMENDMENT NO. 1 TO TRUST UNIT PURCHASE AGREEMENT (this “Amendment No. 1”) is made as of the 6th day of July, 2005, by and between Kingsbridge Capital Limited, an entity organized under the laws of the British Virgin Islands and Enterra Energy Trust, an open ended unincorporated investment trust organized and existing under the laws of  the Province of Alberta, Canada (the “Trust”), and amends the Trust Unit Purchase Agreement, dated as of April 22nd, 2005 (the “Agreement”), by and between the Investor and the Trust.

Pursuant to Section 10.06 of the Agreement and for other good and valuable consideration, the Agreement is hereby amended as set forth herein.

ARTICLE I

AMENDMENTS

Section 1.1.

Definitions.

a.

Section 1.24 of the Agreement is hereby amended by deleting the phrase “; provided that the Maximum Draw Down Amount in respect of the first Draw Down shall be $10 million” therefrom.

b.

Article I of the Agreement is further amended by adding the following four definitions in appropriate alphabetical order and renumbering the remainder of such Article I in order to accommodate such additions:

“Actual Delivery Amount” means, in respect of any Settlement Period for which an Estimated Delivery Amount was delivered, the number of Trust Units that would otherwise have been required to be delivered in respect of such Settlement Period based upon the actual VWAP of the Trust Units for each Trading Day during such Settlement Period.

“Estimated Delivery Amount” means:

(i) in respect of the initial delivery of Trust Units by the Trust to the Investor pursuant to Section 3.08, an estimated number of Trust Units assuming for the purposes of determining the Draw Down Discount Price therefor that the VWAP of the Trust Units for each Trading Day during the initial Settlement Period was equal to the closing trade price of the Trust Units on the Principal Market on the Trading Day immediately preceding such Settlement Period; or

(ii) in respect of the fourth delivery of Trust Units by the Trust to the Investor pursuant to Section 3.08, an estimated number of Trust Units assuming for the purposes of determining the Draw Down Discount Price therefor that the VWAP of the Trust Units for each Trading day of the fourth Settlement Period was equal to the closing trade price of the Trust Units on the Principal Market on the Trading Day immediately preceding such Settlement Period.

“Settlement Period” means each consecutive three Trading Day period during any Draw Down Pricing Period.

“True-Up Amount” means, in respect of any Settlement Period, the Actual Delivery Amount minus the Estimated Delivery Amount.

Section 1.2.

Settlement; Delivery of Trust Units; Payment of Draw Down Amount.  Sections 3.06 and 3.07 of the Agreement are hereby amended by adding the following phase to the beginning of each such Section:  “Except as provided in Section 3.08 below,”.

Section 1.3.

Article III of the Agreement is hereby amended as follows:

a.

Section 3.02(a) of the Agreement is amended by replacing the phrase “Subject to

Section 3.02(b), 3.08 and 3.09,” with the phrase “Subject to Section 3.02(b), 3.09 and 3.10,”

b.

Article III of the Agreement is further amended by adding a new Section 3.08 immediately following existing Section 3.07, which shall provide in its entirety:

“Section 3.08.

Special Provisions for Certain Settlement Periods.  Notwithstanding the provisions of Sections 3.06 and 3.07, settlement in respect of the initial Draw Down shall differ from other Draw Downs made pursuant to this Agreement in the following manner:

(a)

On the first Trading Day of the initial Draw Down Pricing Period, the Trust shall deliver to the Investor the Estimated Delivery Amount in respect of the initial Settlement Period.  In the event that the True-Up Amount for such Settlement Period is positive, on or before the initial Settlement Date, the Trust shall deliver an additional number of Trust Units to the Investor equal to such True-Up Amount.  In the event that the True-Up Amount for such Settlement Period is negative, the number of Trust Units that are required to be delivered in respect of the second Settlement Date shall be reduced by such True-Up Amount.   Upon confirmation of receipt of the Trust Units for the Estimated Delivery Amount in respect of the initial Settlement Period, the Investor shall cause payment therefore to be made to the Trust’s designated wire account by wire transfer of next day available funds if the Trust Units are received by the Investor no later than 12:00 p.m. (Eastern time); and Investor will use its best efforts to cause payment therefore to be made to the Trust’s designated wire account by wire transfer of next day available funds if the Trust Units are received by the Investor after 12:00 p.m. (Eastern time), but otherwise in funds available the following day.

(b)

On the second Trading Day of the fourth Settlement Period, the Trust shall delivery to the Investor the Estimated Delivery Amount therefor, and payment in respect of such Settlement Period shall become payable on such Trading Day.  In the event that the True-Up Amount in respect of such Settlement Period is positive, on or before the final Settlement Date, the Trust shall deliver an additional number of Trust Units to the Investor equal such True-Up Amount.  In the event that such True-Up Amount is negative, on or before the final Settlement Date the Investor shall return to the Trust the number of Trust Units equal to such True-Up Amount.”

(c)The remainder of Article III is hereby amended by renumbering Section numbers appropriately in order to accommodate the foregoing addition.

ARTICLE II

MISCELLANEOUS

Section 2.1

Entire Amendment No. 1.  This Amendment No. 1 constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and no party shall be liable or bound to the other in any manner except as specifically set forth herein.

Section 2.2

Titles and Subtitles.  The titles and subtitles used in this Amendment No. 1 are for convenience only and are not to be considered in construing this Amendment No. 1.

Section 2.3

Remainder of Original Agreement.  Except as expressly amended hereby, the Original Agreement is in all respects ratified and confirmed and the terms thereof shall remain in full force and effect, except as expressly provided herein, and no waiver or modification of the terms or conditions thereof is intended or to be inferred.

Section 2.4

Governing Law.  This Amendment No. 1 will be governed by, and construed under, the laws of the State of New York.

Section 2.5

Counterparts.  This Amendment No. 1 may be executed in counterparts, each of which shall constitute an original and all of which, when taken together, will constitute one agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

KINGSBRIDGE CAPITAL LIMITED

Signed “Adam Gurney”

Adam Gurney

Director

ENTERRA ENERGY TRUST, by its

Adminstrator, Enterra Energy Corp.

Signed “E. Keith Conrad”

E. Keith Conrad

President and Chief Executive Officer

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